

Mail Stop 3030

January 25, 2010

Via U.S. Mail and Fax (320) 587-1810

Mr. John A. Ingleman
Chief Financial Officer
Hutchinson Technology Incorporated
40 West Highland Park Drive Northeast
Hutchinson, Minnesota 55350

> **Re: Hutchinson Technology Incorporated**
> **Form 10-K for the Fiscal Year Ended September 27, 2009**
> **Filed December 8, 2009**
> **File No. 000-14709**

Dear Mr. Ingleman:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended September 27, 2009

Financial Statements, page 49

Notes to Consolidated Financial Statements, page 53

Note 1. Summary of Significant Accounting Policies, page 53

Asset Impairment, page 59

1.   We see that during fiscal 2009 you recorded non-cash impairment charges of
        approximately $71.8 million for the impairment of long-lived assets primarily related to
        manufacturing equipment in your Disk Drive Components Division. In light of the fact
        the asset impairment charges related primarily to manufacturing equipment, tell us why
        your consolidated statements of operations does not appear to include (present) any of the
        charge as a component of cost of sales. Refer to the guidance at Question 2 of SAB
        Topic 5 (P)(3) which indicates the proper classification of a restructuring charge depends
        on the nature of the charge and the assets and operations to which it relates. In a related
        matter, tell us if any of the depreciation expense associated with the referenced
        manufacturing equipment was included in cost of sales in your current or prior year
        consolidated statements of operations.

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your
response that keys your response to our comment and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Jay Webb
Reviewing Accountant